TransAlta declares dividends

CALGARY, Alberta (October 25, 2012) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) yesterday declared a quarterly dividend of $0.29 per share on common shares payable on January 1, 2013 to shareholders of record at the close of business November 30, 2012.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on December 31, 2012 to shareholders of record at the close of business November 30, 2012.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on December 31, 2012 to shareholders of record at the close of business November 30, 2012.

The Board of Directors of TransAlta Corporation also declared an initial quarterly dividend of $0.4897 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series E, for the period August 10, 2012 to December 31, 2012 and payable on December 31, 2012 to shareholders of record at the close of business November 30, 2012.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our, wind, hydro, geothermal, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Investor inquiries:

Media inquiries:

Jess Nieukerk

Stacey Hatcher

Director, Investor Relations

Senior Corporate Relations Advisor

Phone: 1-800-387-3598 in Canada and U.S.

Phone: 1-855-255-9184

Email: investor_relations@transalta.com

Email: TA_Media_Relations@transalta.com